UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-11333
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Index to Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008 and
Year ended December 31, 2009
The following documents are attached hereto as exhibits:
In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kaydon Corporation, as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Kaydon Corporation Employee Stock Ownership and Thrift Plan
Date: June 25, 2010

By:	/s/ Anthony T. Behrman
Anthony T. Behrman
Vice President — Human Resources, On behalf of Kaydon Corporation as Plan Administrator

Audited Financial Statements
and Supplemental Schedule
Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2009 and 2008, and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2009 and 2008, and
Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Kaydon Corporation Employee Stock
Ownership and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 25, 2010

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Pooled separate accounts	$18,685,508	$14,048,389
Kaydon Corporation common stock	8,630,666	8,666,611
Guaranteed Income Fund	8,670,777	8,786,862
Participant loan	11,521	13,985

Total investments	35,998,472	31,515,847

Receivable
Dividend receivable	45,751	43,608

Total assets	36,044,223	31,559,455

Liabilities
Corrective distribution	107,157	37,296

Total liabilities	107,157	37,296

Net assets reflecting all investments at fair value	$35,937,066	$31,522,159

Net assets available for benefits	$35,937,066	$31,522,159

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For Year Ended December 31, 2009

Additions
Participant contributions	$2,923,578
Interest and dividend income	435,206
Employer contributions	22,369

Total additions	3,381,153

Deductions
Benefit payments to participants	3,893,201
Corrective distributions	107,157
Transaction expenses	4,657

Total deductions	4,005,015

Net appreciation in fair value of investments	5,038,769

Net increase	4,414,907
Net assets available for benefits at beginning of year	31,522,159

Net assets available for benefits at end of year	$35,937,066

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements
December 31, 2009 and 2008, and
Year Ended December 31, 2009
1. Description of Plan
The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the “Company”), excluding employees of ACE Controls, Inc., Purafil, Inc., Avon Bearings Corporation Inc., the collectively bargained group of Canfield Technologies Inc., and foreign subsidiaries are eligible to participate in the Plan (“eligible employees”) after meeting certain age and service requirements. Effective January 1, 2009, eligible employees were able to participate in the Plan as of the first administratively feasible payroll period following attainment of age 18 and completion of at least one hour of service. Prior to January 1, 2009, eligible employees who were at least 21 years of age and had completed at least 1,000 hours of service during a one-year period were eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective June 1, 2010, the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan were merged into the Plan. As a result, employees of ACE Controls, Inc., Purafil, Inc., and Avon Bearings Corporation, Inc. are eligible to participate in the Plan on and after June 1, 2010.
Also effective June 1, 2010, the Plan’s trustee and recordkeeper was changed from Prudential Bank & Trust, FSB (“Prudential”) to Fidelity Management Trust Company (“Fidelity”).
An amended and restated Plan, which reflects the merger of the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan into the Plan, and the change in trustee and recordkeeper, was filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K on June 7, 2010 and will be submitted to the Internal Revenue Service no later than January 31, 2011 for a letter of determination as to the continued tax-qualified status of the Plan.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions
Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, subject to the limitations established by the Internal Revenue Code (the “Code”). The maximum allowable contribution for the year, including pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, was the lesser of 100% of compensation or the applicable limit established by the Code.
During 2009 and 2008, for eligible employees of Canfield Technologies, Inc. who participated in the Plan, the Company contributed to the Plan a matching contribution equal to 25% of their elective contributions, excluding catch-up contributions available to and made by employees 50 years of age or older. During 2009 and 2008, for eligible employees of Tridan International, Inc. and Indiana Precision, Inc. who participated in the Plan, the Company contributed to the Plan a matching contribution equal to 25% of their elective contributions made out of compensation earned prior to March 29, 2009, excluding catch-up contributions available to and made by employees 50 years of age or older. Effective March 29, 2009, the Company suspended the matching contribution for these two groups. For all other participants, no employer matching contributions were made in 2009 and 2008.
The Company may contribute to the Plan each year if a discretionary amount is approved by the Board of Directors. There were no discretionary employer contributions in 2009.
Effective January 4, 2010, for eligible employees of Indiana Precision, Inc. who participate in the Plan, the Company reinstated a matching contribution equal to 25% of their elective contributions made out of compensation earned on or after January 4, 2010, excluding catch-up contributions available to and made by employees 50 years of age or older.
Participant Accounts
Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings/losses, and administrative expenses. Investment earnings/losses are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a Plan year during which a participant fails to complete 501 hours of service). Forfeited amounts are applied to reduce future employer contributions.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants have a non-forfeitable right to their contributions and any earnings thereon. Any matching employer contributions vest over a six-year period in annual increments ranging from 10% to 20%. A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in any employer contributions.
Payment of Benefits
Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the Company’s common stock. Benefits for participants in other funds are paid in cash. The payment date, unless postponed by the participant (or beneficiary in the case of a participant’s death), must be not later than sixty days after the end of the Plan year in which the participant attains age 65, retires, terminates or dies, contingent upon completion of the required distribution paperwork. Distributions for terminated and retired participants may be deferred until April 1st following the date the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. Active participants may continue to contribute into the Plan as long as they are employed by the Company. As described in the Plan, in certain hardship situations or upon attainment of age 59 1/2, participants may withdraw a portion of their account balance while actively employed.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by a participant.
Plan Termination
Although it has not expressed the intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
Although not required to do so, the Company paid certain administrative expenses of the Plan during 2009. The remaining transaction expenses were paid for out of Plan assets by Prudential.
Investment Valuation
The Plan offers diversified investment options to its participants, either through a guaranteed income fund or as part of pooled separate accounts offered through its trustee and recordkeeper. These options include fixed income investments, and investments in domestic and international equities. The significant investment strategies of the pooled separate accounts vary depending on the overall investment performance objective of each account.
Except for the Guaranteed Income Fund with an insurance company for which contract value approximates fair value (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies held in the pooled separate accounts are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Company is valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loan is valued at cost plus accrued interest, which approximates fair value. Except for investments in the Guaranteed Income Fund (Note 4), investments can be redeemed on a daily basis.
Guidance from the Financial Accounting Standards Board (the “FASB”) on fair value measurements includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
The fair value hierarchy consists of the following three levels:
Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities
Level 2	—	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3	—	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

		Fair Value Measurement at December 31, 2009 Using:
	Total	Quoted Prices in	Significant
	Fair Value	Active Markets	Other	Significant
	Measurement at	for Identical	Observable	Unobservable
	December 31, 2009	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Pooled separate accounts	$18,685,508		$13,482,641	$5,202,867
Kaydon Corporation common stock	8,630,666	$8,630,666	—	—
Guaranteed Income Fund	8,670,777	—	—	8,670,777
Participant loan	11,521	—	—	11,521

Total assets at fair value	$35,998,472	$8,630,666	$13,482,641	$13,885,165

		Fair Value Measurement at December 31, 2008 Using:
	Total	Quoted Prices in	Significant
	Fair Value	Active Markets	Other	Significant
	Measurement at	for Identical	Observable	Unobservable
	December 31, 2008	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Pooled separate accounts	$14,048,389		$9,447,068	$4,601,321
Kaydon Corporation common stock	8,666,611	$8,666,611	—	—
Guaranteed Income Fund	8,786,862	—	—	8,786,862
Participant loan	13,985	—	—	13,985

Total assets at fair value	$31,515,847	$8,666,611	$9,447,068	$13,402,168

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Level 1 assets include Kaydon Corporation common stock which is actively traded on the New York Stock Exchange. Level 2 assets include the Plan’s share of investments in certain pooled separate accounts principally invested in assets with quoted prices in active markets. Level 3 assets include the Plan’s share of investments in certain pooled separate accounts which invest in various Prudential funds or bonds, the Guaranteed Income Fund, and a participant loan. The fair values of Level 3 assets are not readily corroborated by observable market data. Fair value for the pooled separate accounts is provided by Prudential and the Plan administrator compared a sample of underlying assets with quoted market sources.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Level 3 Assets
	Year Ended December 31, 2009
	Pooled Separate	Guaranteed	Participant
	Accounts	Income Fund	Loan

Balance, January 1, 2009	$4,601,321	$8,786,862	$13,985
Realized gains/(losses)	—	261,841	—
Unrealized gains/(losses)	718,445	—	—
Purchases, sales, issuances and settlements, net	(116,899)	(377,926)	(2,464)

Balance, December 31, 2009	$5,202,867	$8,670,777	$11,521

Realized gains/(losses) are included in interest and dividend income on the Statement of Changes in Net Assets Available for Benefits. Unrealized gains/(losses) are included in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2009	2008
Guaranteed Income Fund	$8,670,777	$8,786,862
Kaydon Corporation common stock	8,630,666	8,666,611
Large Cap Growth/Jennison Fund	3,600,533	2,809,338
Templeton Foreign Account	2,454,060	1,570,023
Turner Mid-Cap Growth Fund	2,441,837	1,716,029
High Grade Bond/GSAM Fund	1,851,409	2,025,958

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
4. Guaranteed Income Fund
During 2009, the Plan invested in the Guaranteed Income Fund offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”). The investment in this fund is stated in accordance with applicable accounting guidance, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The guaranteed fund investment is recorded at contract value, as reported to the Plan by the trustee, which represents contributions and reinvested income, less any withdrawals plus accrued interest, because this investment has fully benefit-responsive features. Contract value approximates fair value.
The Guaranteed Income Fund offered by PRIAC declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, PRIAC considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.2% for January 1, 2009 through June 30, 2009, and 2.7% for July 1, 2009 through December 31, 2009. For all fully benefit-responsive investment contracts the average yield earned by the Plan, and the average yield earned and credited to participants, was 3.0% for 2009 and 3.5% for 2008. The minimum crediting rate under the contract was 1.5%. There were no reserves against contract values for credit risk of contract issues or otherwise. PRIAC had the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceeded 10% of the pool’s balance as of January 1. PRIAC did not invoke this deferral provision in 2009 or 2008, or prior to the change in the Plan’s trustee and recordkeeper effective June 1, 2010.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2009	$35,937,066
Less dividends receivable at December 31, 2009	(45,751)

Net assets available for benefits per the Form 5500 at December 31, 2009	$35,891,315

Net assets available for benefits per the financial statements at December 31, 2008	$31,522,159
Less dividends receivable at December 31, 2008	(43,608)

Net assets available for benefits per the Form 5500 at December 31, 2008	$31,478,551

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2009:

Interest and dividends paid to the Plan per the financial statements	$435,206
Add dividends receivable at December 31, 2008	43,608
Less dividends receivable at December 31, 2009	(45,751)

Interest and dividends paid to the Plan per the Form 5500	$433,063

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it has taken the necessary steps to bring the Plan’s operations into compliance with the Code.
8. New Accounting Pronouncements and Recently Adopted Accounting Pronouncements
The FASB adopted new accounting guidance effective for the Plan in 2009 related to the measurement and disclosure of investments in certain entities that calculate net asset value per share (or its equivalent). The Plan adopted this guidance, which did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
The FASB also adopted new accounting guidance requiring certain new and amended fair value disclosures that will be effective for the Plan beginning in 2010 and 2011. The adoption of this guidance is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
On July 1, 2009, the Plan adopted the FASB Accounting Standards Codification (“ASC”). The ASC is the single official source of nongovernmental generally accepted accounting principles. The adoption of the ASC did not have any impact on the financial statements of the Plan.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
EIN #13-3186040 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Prudential Retirement Insurance & Annuity Company
	Guaranteed Income Fund		$8,670,777
	Large Cap Growth/Jennison Fund		3,600,533
	Templeton Foreign Account		2,454,060
	Turner Mid-Cap Growth Fund		2,441,837
	High Grade Bond/GSAM Fund		1,851,409
	Retirement Goal 2020 Fund		1,347,247
	Small Cap Value/Kennedy Capital Fund		1,149,711
	Retirement Goal 2030 Fund		1,029,436
	Large Cap Value/AJO Fund		1,011,100
	Mid Cap Value/Wellington Mgmt Fund		1,010,829
	Small Cap Growth/Times Square Fund		796,847
	Waddell & Reed Adv. SCI & Tech		484,710
	Retirement Goal 2040 Fund		455,523
	Retirement Goal 2010 Fund		328,874
	MFS International Growth Fund		280,184
	Cohen & Strs Rlty Income Fund		252,830
	Retirement Goal Income Fund		113,647
	Retirement Goal 2050 Fund		76,731

*Kaydon Corporation	Kaydon Corporation common stock		8,630,666

*Participant loan	Interest rate 9.50%; matures 1/2013	$—	11,521

			$35,998,472

*	Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm